Exhibit 99.1

ENTHUSIAST GAMING HOLDINGS INC.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General Meeting of Shareholders of the Company held on Tuesday, July 19, 2022 (the “Meeting”). All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

1. Number of Directors: The number of directors was set at ten (10) for the ensuring year.	FOR	AGAINST
	50,640,912	0	Carried
	(100.00%)	(0.00%)
2. Election of Directors:	FOR	WITHHELD
John Albright	48,061,637	1,150,970	Carried
	(97.66%)	(2.34%)
Michael Beckerman	47,780,557	1,432,050	Carried
	(97.09%)	(2.91%)
Ben Colabrese	47,882,269	1,330,338	Carried
	(97.30%)	(2.70%)
Alan Friedman	46,646,659	2,565,948	Carried
	(94.79%)	(5.21%)
David Goldhill	50,640,912	0	Carried
	(100.00%)	(0.00%)
Janny Lee	50,640,912	0	Carried
	(100.00%)	(0.00%)
Adrian Montgomery	48,089,076	1,123,531	Carried
	(97.72%)	(2.28%)
Scott Michael O’Neil	48,241,971	970,636	Carried
	(98.03%)	(1.97%)
Angela Marie Ruggiero	48,313,824	898,783	Carried
	(98.17%)	(1.83%)
Richard Sherman	47,685,503	1,527,104	Carried
	(96.90%)	(3.10%)

	FOR	WITHHELD
3. Appointment of Auditors: Re-appointment of KPMG LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	49,950,593	690,319	Carried
	(98.64%)	(1.36%)

DATED at Toronto, Ontario, this 19th day of July, 2022.

ENTHUSIAST GAMING HOLDINGS INC.

Per:	“Alex Macdonald”
Alex Macdonald
Chief Financial Officer